2025 REPORT

bluShift Aerospace


ST 1.0

LETTER

Dear investors,

During 2025, bluShift made meaningful technical and financial progress while continuing to work through the challenges of building and scaling a new rocket propulsion system. Government-supported and customer-funded work helped us advance MAREVL, and revenue and operating grant income grew to approximately $1.04 million from approximately $5,000 in 2024. Our net loss narrowed substantially, although we remained dependent on external capital and did not complete our planned suborbital demonstration launch. The work completed in 2025 helped position MAREVL for a larger opportunity: providing safer, lower-cost, storable propulsion for suborbital research and for the growing booster market. We remain grateful for the patience and support of our investors as we move from development toward customer-funded programs and production.

We need your help!

As we expand our MAREVL engine technology to serve the demand for rocket boosters in defense and hypersonic applications, we need warm introductions to decision-makers in the DoD and prime aerospace contractors. Please help share bluShift's current Wefunder campaign and identifying experienced aerospace manufacturing, systems engineering, government-program, and business-development talent.

Sincerely,

Sascha Deri

CEO

Seabren Reeves

Fractional CFO

Peter Murray

Director

How did we do this year?

REPORT CARD

B-

☺ **The Good**

We successfully pivoted our revenue strategy to non-dilutive funding, bringing in $1M in operating grant income in 2025.

We slashed our net loss from over $1.6 million in 2024 down to $349,009 in 2025.

Hard work in 2025 paid off immediately in early 2026 when we were selected for a $2M partially forgivable MTAF loan.

☹ The Bad

Capital remained very tight throughout the year, with our year-end cash balance dropping to $26,752.

To support working capital, we had to rely on short-term advances and bridge loans from our CEO and Board of Directors.

The company did not complete its planned suborbital demonstration launch during 2025 largely due to funding.

2025 At a Glance

January 1 to December 31


$$$$

$1,042,343 +207X
Revenue



-$349,009
Net Loss


IOU!

$447,678 +20%
Short Term Debt



$330,000
Raised in 2025





$166,416

Cash on Hand

As of 09/23/26

INCOME BALANCE NARRATIVE



Revenues
Profit
$1,042,343
$4,992
-$1,615,040
-$349,009
2024
2025

Net Margin: -33% **Gross Margin:** 100% **Return on Assets:** -165% **Earnings per Share:** -$0.29

Revenue per Employee: $94,758 **Cash to Assets:** 13% **Revenue to Receivables:** 680 **Debt Ratio:** 2,011%

Blu_Shift_Aerospace_Independent_CPA_Review_Report_2024-2025_-_7_10_26__8_52_PM.pdf

We ❤ Our 1,595 Investors

Thank You For Believing In Us

Daniel Devlin
Yogi Mark
Greg Foster
Matthew Eisner
William Malkames
Junior Rogers
Scott E Kaplan
Michael Kadinsky
Mike Ratel
Greg Aldrich
Derrik Oates
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Travis Phifer
Evans Richards
Glen Benjamin
Alan Roitsch
Ronald Mays
Yacov Mayer
Dave Hupke
Alicia Heyburn
Christopher Sherman
Peter C Van Allen
Hobbs Properties, LLC
Waruna PERERA
Carl Max Jolly
Kim HEM
Tj White
Russell Webster
Michael Jones
Riccardo Piombo
Thomas Brown
Lars Faller
Jackson Burnell
Balamurugan Muthu
Marlon Jones
Rosalie Boutin
Cheryl Hutchinson
David Stockwell
Frédéric Lafon
Ed RIPLEY
David Verkade
Bert BYSTERBUSCH
Margaret Bushey
William Coghlan

Preeti Walke
Sharon Marie Reishus
Wesley Fletcher
Joe Richards
Thacher Carter
Eric Dupont Becnel
Rashida Pennicooke
Tony Samuels
Danny Lindley
Ethan Robinson
Tajma Baker
John Malvido
James Pollock
Madan Gopal Reddy Manda
Holly Rice
Sidney W Rhame Iii And O...
Ryan Harris
Michael E. Bielewicz
Darrell G FLAGG
Luca Ceolin
Lawrence Feldman
Patrick Diamond
Bruce Soland
Philip J. Haselbauer
Adam White

George Pullen
Terence Johnson
Lisa Walsh
Charles Aukai
Anthony J Giacomo...
Billie Von Claparede
Sashangar Sreetharan
Kenneth Goudreault
Madhava Padavala
Maciej Rumprecht
Susan Totter
John Z
Leonardo Prieto
Eric Yauger
Eberhard Rudolph Opitz
Vinod Jayaseelan
Rob Wood
Christopher Smith
Daniel Helmkamp
Daniel Weiss
Ani Makaryan
Ed Harris
David Kullmann
Jeffrey S. Moyer, Sr
Kurt Goodwin

Eric C Stevens
Mohammad Forman
Christopher K Higgins
Natalie Petetsom
Patrick Arnold
Daren Kelley
Vivian Page
Craig Tarello
Minh Le
Amy Clark
Marta Paprocka
Jon B.
Ian Richards
Michael W Gavlak
Shomir Uddin
Suho Lee
Dashan Craft
Thomas Smith
Diane Kestner
Redouan Badri Seffany
Evelyn Carter
Vonceal Rice
Sanjay Shenoy
Frank Koconis

Jane Crosby
Sead Pepic
Ricardo DaSilva
Mike Kelley
Chris Anton
Derrek Marcus
Vincent Edmond Duinkerk
Anthony Lovell
Demetrio Campos
Shawn A Yarley Show
Aundrea Veney
Jonathan Varnum
Andrew Reisman
Tara Geria
Mark Schroeder
David Stephens
Christopher Updike Jr
Lisa Duffy
Morgan Saling
Aaron Brasslett
Steve Heitmann
John Poole
George Stafford
Cvic Innocent

Steve Monteith
Lukas Fauset
Christopher Moore
Gerald P Chambers
Robert F Gendron
Cassondra Zielinski
Holly Lorna Gooch
Rajesh Sansi
Matthew E Grable
Samuel Levey
Lori Sussman
John Tangney
Wesley Kotcher
Alan Wilson Russell
Michael Sommerer
Netanel Polonsky
Randy Carver
James Duffy
Matthew Walsh
Mark Thomas
Joseph Reynolds
Randy Ochoa Baez
Nathaniel S. Clifford
William Eberley

Larry Hawkins
Alice Grant
Colby Route
Samuel Shreve
Rudy Caron
Amie Marie Paige
Rebecca Tay
Joey Torkildson
Gloria S
Michele J Cantara
Brian Hogan
John Bruno
Steve Van Dyke
Eugene Mc Elroy
Limuel Hunter Jr
Joseph T. McGrann
Hareesha...
Jandjr Happy
Robert Faiai
Kiran Kanchanlal
Owen Hutsell
John Rockwell
Sheri Evans
Phillip Lachman

Thank You!

From the bluShift Aerospace Team



Sascha Deri in

CEO

Sascha co-founded one of the first online solar distribution and light-manufacturing companies, growing it to more than $35M in sales. In 2014, he founded bluShift to reduce the cost and wait time of launch services in a...



David Hayrikyan

Chief Technology Officer

A BU engineer David leverages his MACABItech founder experience to drive bluShift's engineering. He leads the advanced modeling and design o...



Seabren Reeves

CFO

Seabren brings two decades of financial engineering to bluShift. A Babson MBA and patent holder, his career spans Fortune 100 tech...



Luke Saindon

Lead Mechanical Engineer

Brings experience from NASA Marshall and the defense sector to bluShift. A foundational team member since 2016, this UMaine BSME...



Gerard Desjardins

Lead Propulsion Test Engineer

Brings years of experience from Pratt & Whitney and deep expertise in Mil-Spec composites, Gerard knows high-stress systems. As Lead Propulsion...



Douglas Staniszewski

Integration Engineer

A vore member of the engineering and operations team, with specific expertise in UAVs and propulsion testing. He's actively involved in field...



Ben Lemieux

Mechanical Engineer

A core team member since 2019, he specializes in hybrid propulsion, optimizing the oxidizer fluid systems for the MAREVL engine and our next-...





Bonny Ethridge

Human Resources

The operational anchor of bluShift, Bonny leverages 30+ years of experience, including 22 in manufacturing and 8 working directl...



Justin Starbird

The Aebli Group helps founder-led companies prepare for and execute Reg CF and Reg D capital raises with structure, discipline, and momentum....



Lauren Damon

Tag Tech Team



Matthew Stein

Engineer



Volodymyr Nabesnyy

Engineer



Anthony Vernaglia



Sam Bonauto

Engineer

Anthony Vernaglia

CPA

Details

The Board of Directors

Director	Occupation	Joined
Peter Murray	Consultant @ Self Employed	2024
Sascha Deri	CEO @ bluShift Aerospace Inc	2014
Brady Brim-Deforest	Investor @ Late Stage Capital	2024

Officers

Officer	Title	Joined
Seabren Reeves	CFO	2025
Sascha Deri	CEO	2014

Voting Power

Holder	Securities Held	Voting Power
Sascha Deri	1,000,000 Common	50.7%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
05/2021	$300,000		Other
09/2021	$781,259		4(a)(6)
04/2022	$290,000		4(a)(6)
06/2022	$99,981		Other
02/2023	$1,510,306		Regulation Crowdfunding
02/2023	$338,697		4(a)(6)
05/2023	$152,352		Other
02/2024	$500,000		Regulation D, Rule 506(b)

03/2024	$25,000	Regulation D, Rule 506(b)
04/2024	$25,000	Regulation D, Rule 506(b)
04/2024	$25,000	Regulation D, Rule 506(b)
05/2024	$100,000	Regulation D, Rule 506(b)
05/2024	$75,000	Regulation D, Rule 506(b)
05/2024	$50,000	Regulation D, Rule 506(b)
05/2024	$25,000	Regulation D, Rule 506(b)
05/2024	$250,000	Regulation D, Rule 506(b)
05/2024	$25,000	Regulation D, Rule 506(b)
05/2024	$200,000	Regulation D, Rule 506(b)
06/2024	$25,000	Regulation D, Rule 506(b)
06/2024	$65,000	Regulation D, Rule 506(b)
07/2024	$25,000	Regulation D, Rule 506(b)
08/2024	$25,000	Regulation D, Rule 506(b)
08/2024	$25,000	Regulation D, Rule 506(b)
11/2024	$25,000	Regulation D, Rule 506(b)
05/2025	$25,000	Regulation D, Rule 506(b)
05/2025	$25,000	Regulation D, Rule 506(b)
06/2025	$25,000	Regulation D, Rule 506(b)
09/2025	$80,000	Other
09/2025	$25,000	Regulation D, Rule 506(b)
10/2025	$100,000	Regulation D, Rule 506(b)
10/2025	$25,000	Regulation D, Rule 506(b)
12/2025	$25,000	Regulation D, Rule 506(b)
02/2026	$50,000	Regulation D, Rule 506(b)
07/2026	$250,000	Other
07/2026	$0	506(b)
07/2026	$1,010,929	506(b)
	$172,487	4(a)(6)

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
02/16/2024	$500,000	5.33%	20.0%	$10,000,000	02/16/2029
03/25/2024	$25,000	5.33%	20.0%	$10,000,000	03/25/2029
04/30/2024	$25,000	5.33%	20.0%	$10,000,000	04/30/2029
04/30/2024	$25,000	5.33%	20.0%	$10,000,000	04/30/2029
05/07/2024	$100,000	5.33%	20.0%	$10,000,000	05/07/2029
05/07/2024	$75,000	5.33%	20.0%	$10,000,000	05/07/2029
05/08/2024	$50,000	5.33%	20.0%	$10,000,000	05/08/2029
05/10/2024	$25,000	5.33%	20.0%	$10,000,000	05/10/2029
05/13/2024	$250,000	5.33%	20.0%	$10,000,000	05/13/2029
05/16/2024	$25,000	5.33%	20.0%	$10,000,000	05/16/2029

05/24/2024	$200,000	5.33%	20.0%	$10,000,000	05/24/2029
06/10/2024	$25,000	5.33%	20.0%	$10,000,000	06/10/2029
06/18/2024	$65,000	5.33%	20.0%	$10,000,000	06/18/2029
07/11/2024	$25,000	5.33%	20.0%	$10,000,000	07/11/2029
08/14/2024	$25,000	5.33%	20.0%	$10,000,000	08/14/2029
08/15/2024	$25,000	5.33%	20.0%	$10,000,000	08/15/2029
11/27/2024	$25,000	5.33%	20.0%	$20,000,000	11/27/2029
05/16/2025	$25,000	5.33%	15.0%	$20,000,000	05/16/2030
05/16/2025	$25,000	5.33%	15.0%	$20,000,000	05/16/2030
06/03/2025	$25,000	5.33%	15.0%	$20,000,000	06/03/2030
09/30/2025	$25,000	5.33%	15.0%	$20,000,000	09/30/2030
10/21/2025	$100,000	5.33%	15.0%	$20,000,000	10/21/2030
10/23/2025	$25,000	5.33%	15.0%	$20,000,000	10/23/2030
12/19/2025	$25,000	5.33%	15.0%	$20,000,000	12/19/2030
02/10/2026	$50,000	5.33%	15.0%	$20,000,000	02/10/2031

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Maine Technology Institute	05/19/2021	$300,000	$300,000	5.0%	12/31/2027	Yes
Maine Technology Institute	06/24/2022	$99,981	$99,981	5.0%	12/01/2031	Yes
altE	05/16/2023	$152,352	$172,428	8.0%		
Brady Brim-DeForest	09/30/2025	$80,000	$22,518	24.0%		Yes
Maine Technology Institute	07/02/2026	$250,000	$250,000	0.0%	12/31/2033	Yes

Related Party Transactions

Name	Peter Murray
Amount Invested	$20,000
Transaction type	Loan
Issued	09/15/2025
Outstanding principal plus interest	$0 as of 09/2026
Interest	24.0 per annum
Maturity	01/07/2026
Relationship	Director

Repayment completed on Jan 14, 2026.

Name	Late Stage Fund X, LP
Amount Invested	$25,000
Transaction type	Convertible Note
Issued	06/03/2025
Interest	5.33 per annum
Maturity	09/30/2030
Outstanding	Yes

Valuation cap	$20,000,000
Relationship	Chairman of the Board

Name	Late Stage Fund X, LP
Amount Invested	$25,000
Transaction type	Convertible Note
Issued	10/21/2025
Interest	5.33 per annum
Discount rate	15.0
Maturity	06/30/2030
Outstanding	Yes
Valuation cap	$20,000,000
Relationship	Chairman of the Board

Name	Late Stage Fund X, LP
Amount Invested	$500,000
Transaction type	Convertible Note
Issued	02/15/2024
Interest	5.33 per annum
Discount rate	20.0
Maturity	02/16/2029
Outstanding	Yes
Valuation cap	$10,000,000
Relationship	Chairman of the Board

Brady Brim-Deforest is the chairman of the board of bluShift and managing partner of Late Stage Fund.

Name	Brady Brim-DeForest
Amount Invested	$80,000
Transaction type	Loan
Issued	10/01/2025
Outstanding principal plus interest	$18,630 as of 10/2026
Interest	24.0 per annum
Outstanding	Yes
Current with payments	Yes
Relationship	Chairman of the Board

Name	altE
Amount Invested	$152,352
Transaction type	Loan
Issued	05/16/2023
Outstanding principal plus interest	$172,428 as of 10/2026
Interest	8.0 per annum

Outstanding	Yes
Relationship	CEO is 50% owner of altE

Payments were discontinued after altE ceased active operations following foreclosure of its operating assets by its secured lender. altE remains a legally existing entity. The Company has not received a formal release of the obligation and is determining the current ownership of the related receivable

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common	10,000,000	1,211,089	Yes

Warrants:	0
Options:	0

Form C Risks:

Development delays. For instance, our large engine test stand may need significant upgrading for additional shielding or capacity to meet the requirements of the full-flight vehicle capable version of the engine to be tested sufficiently.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Our current financial model tolerates the loss of one of two of 'Starless Rogue' launch vehicles but not both. We are planning to manufacture two so that we have a spare to quickly go to in case the first one is lost. If both are lost during launch then it is expected that there will be additional costs in time, materials and market lost.

The final coastal launch location and rocket flight safety and hazard analysis will require approvals and acceptance from the local community and the FAA. It is possible this effort is delayed or requires unexpected additional resources which will require additional searching of funding. The major effect on this phase of crowd equity funding is that increased resources may be spent to find a different location than was anticipated or time and effort to work with the community and the FAA for approval.

Construction, regulation compliance and permitting costs at the launch site and associated mission control and bluShift controlled public viewing areas may be more costly than was planned.

Scaling our engine to its full size may present unforeseen technical challenges, such as combustion stability, that presents challenges as we solve those problems and may push integration of the engine into the larger Starless Rogue out by several months.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Acquisition of launch insurance as a smaller launch provider without significant prior launch history may prove difficult or

more expensive than expected, causing delays and increases in costs.

Inflation, unavailability of labor, raw materials and shipping delays may cause unexpected increases in costs and possibly critical delays in integrated static rocket testing prior to launch and launch itself.

Complying with government regulation, especially ITAR, may create significant loss in productivity as additional systems and processes are put in place and staff members have to go through significant hurdles to work securely.

Loss of key staff members. Staff members who leave, need to be laid off due to lack of sufficient funding, are out sick or otherwise incapacitated for extended periods of time or are terminated could present significant delays to the timeline.

While the scope of this fundraising stage is to complete engine testing, it is possible the engine tests themselves critically fail. Repeated failures could mean the need to raise more funds or a failure to access targeted markets in time and delay in significant revenue generation. These failures and lack of additional funding could terminate the company's operations or significantly slow the company's ability to move forward.

Unexpected legal and accounting services costs may increase funds needed beyond what was originally expected.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ?;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created ?
for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce

of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby. The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

bluShift Aerospace, Inc.

Delaware Corporation

Organized October 2014

11 employees

11 employees
2 Pegasus St
Suite 2
Brunswick ME 04011 https://www.bluShiftAerospace.com

Business Description

Refer to the bluShift Aerospace profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

bluShift Aerospace has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

bluShift relied on Wefunder's prior guidance that no further annual reports were required and is now filing the missing reports.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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